ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 February 2003

03007514

03 FEB 25 AM 7:21

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

3/14

Lodgement with Australian Stock Exchange:
19 February 2003 ASX Announcement & Media Release – Issue of Supplemental Prospectus
19 February 2003 ASX Announcement & Media Release – Prospect Update

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 February 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

BANJO-1 SPUD DATE

AUSTRALIA

EP 397 - OFFSHORE CARNARVON BASIN, (33.3%) (OPERATOR – TAP OIL LTD)

Tap Oil Ltd has advised the joint venture partners an estimated spud date of around 20 March 2003 for the Banjo-1 well. Banjo will be drilled using the Ensco 53 jackup rig, presently being utilised in the Cliff Head Program. The final spud date may vary depending upon the timing of wells scheduled before Banjo-1. Further updates will be issued as the timing becomes clearer.

Banjo-1 has been proposed as a 1,000 metre test of lower Jurassic and Triassic Mungaroo Formation sandstones stratigraphically trapped against a large submarine canyon which the Operator estimates has potential to contain 25 million barrels of oil. In the success case significant upside may occur within other fault blocks along the entire canyon edge.

GULF COAST OF USA - RAINOSEK-3 (FAR 20%)

Site works have commenced to install tank battery and pump facilities on the Rainosek 3 well located in Lavacca County, Texas. It is anticipated that production should commence during March 2003.

As reported earlier, the Middle Wilcox interval from 7,834 to 7,844 feet tested oil at the rate 240 barrels per day with associated solution gas on a 22/64 inch choke at a flowing tubing pressure of 950 psi. The well was then choked back to an 8/64 inch choke and tested at the rate of 140 barrels per day with an increase in flowing tubing pressure to 1,250 psi.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

19 February 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

Issue of Supplementary Prospectus by the Company

Enclosed is a copy of a supplementary prospectus the Company today lodged with the Australian Securities and Investments Commission ("ASIC"). The supplementary prospectus is supplementary to the prospectus dated 7 February 2003 and lodged by the Company in relation to an offer of shares and options in the Company.

The supplementary prospectus was lodged in response to an interim stop order issued by ASIC on 18 February 2003 because ASIC was concerned that there was insufficient information on the effect on the Company if the share and option issue were not fully subscribed. ASIC have indicated that, by the issue of the supplementary prospectus, the Company has addressed ASIC's concerns and ASIC has revoked the interim order.

For further information please contact:

Michael Evans
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293
ASX CODE: FAR

SUPPLEMENTARY PROSPECTUS

19 February 2003

THIS SUPPLEMENTARY PROSPECTUS IS INTENDED TO BE READ WITH THE PROSPECTUS DATED 7 FEBRUARY 2003 RELATING TO SHARES AND OPTIONS OF FIRST AUSTRALIAN RESOURCES LIMITED

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRETY. IF YOU ARE IN DOUBT ABOUT WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

This Supplementary Prospectus will also be issued as an electronic prospectus

Supplementary Prospectus

This Supplementary Prospectus is dated 19 February 2003 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. The ASIC and ASX take no responsibility for the contents of this Supplementary Prospectus.

This Supplementary Prospectus provides additional information to the information contained in the Prospectus issued by First Australian Resources Limited ("the Company") dated 7 February 2003 ("the Prospectus"). Accordingly, this Supplementary Prospectus is intended to be read with the Prospectus.

Additional Information About the Offer under the Prospectus

No Minimum Subscription

There is no minimum subscription amount in relation to the offer ("the Offer") of shares and options under the Prospectus. If the issue is not fully subscribed, the Company intends to proceed with the allotment of those shares and attaching options for which applications are received.

If the Offer is not fully subscribed, the Company will still be in a position to fund all its currently budgeted financial obligations for planned operations in the next twelve months.

Intended Use of the Funds Raised by the Offer

As mentioned in the Prospectus, the funds raised pursuant to the Offer will be used to help fund the exploration activities of the Company, in particular offshore China and offshore Carnarvon Basin and to improve the Company's working capital position.

It is anticipated that the amount to be raised by the Offer, if fully subscribed, ($900,000) will be expended in the following manner:

Expenses of the Issue	55,000
Exploration Offshore Carnarvon Basin	200,000
Exploration Offshore China	300,000
Working Capital	345,000
	$**900,000**

If the Offer is not fully subscribed, the amount raised by the Offer would be applied first against expenses of the issue, secondly exploration of the Offshore Carnarvon Basin and thereafter, subject to timing of expenditures, on either Offshore China or toward working capital in that order.

The Company is presently free carried for exploration in relation to Offshore China, including the cost of one well scheduled for drilling late 2003. The anticipated expenditure included above is to cover the eventuality that up to two additional wells may be drilled at that time, although no undertaking to that effect has been made by the China Joint Venture participants.

Given the speculative nature of exploration for petroleum the intended allocation of funds as set out above may change depending upon exploration results obtained by the Company or other explorers, market conditions and other commercial factors.

This may result in money originally allocated for exploration being used for working capital or money allocated for working capital being used for exploration. The Company's current cash reserves will, when aggregated with expected revenues from United States oil and gas interests, be adequate to fund anticipated financial obligations during the next twelve months. As the Company's activities primarily centre on exploration for oil and gas and programmes for such activities are generally adopted on a yearly basis, it is not possible to meaningfully forecast the Company's likely working capital requirements beyond the coming period of twelve months.

Further information concerning risk factors is set out under section 3 of the Prospectus.

____

MICHAEL JOHN EVANS
DIRECTOR
FIRST AUSTRALIAN RESOURCES LIMITED